WNC & ASSOCIATES, INC.

March 29, 2001

Re:      WNC Housing Tax Credit Fund V, L.P., Series 3 (the "Partnership")

Dear Limited Partner:

On February 20, 2001 we mailed you materials with regard to two amendments to the partnership agreement. The first amendment would eliminate the requirement to automatically reproduce and mail copies of the quarterly and annual financial reports to the Limited Partners. The second amendment would permit WNC Management, Inc. to receive a competitive fee for property management services rendered to the Local Limited Partnerships invested in by the Partnership.

We had requested that you return a proxy to us by April 9, 2001, approving the two amendments. As of today, we have not yet received your proxy.

To summarize the February 20, 2001 correspondence, in reference to the first amendment, the Fund Manager believes that automatically mailing the quarterly and annual financial reports are an unnecessary cost to the Partnership because:

o  the Partnership's financial reports are available over the internet;
o the reports are of limited use to the Limited Partners due to the nature of the Partnership's business; and
o you may, as the Limited Partner, request a copy of the financial reports by mail.

With regard to the second amendment, the Fund Manager believes that:

o the management fee of 5% of gross revenues currently provided for in the Partnership Agreement is not a competitive rate for property management services;
o WNC Management, Inc. is not obligated to provide property management services, and the higher competitive amount would be paid anyway to an unrelated property management company if we do not receive your approval.

Enclosed is a duplicate of the materials that were mailed to you earlier. If you have not already done so, please review, complete, and mail in your proxy today.

Very truly yours,
WNC & ASSOCIATES, INC.


Michele M. Taylor,
Director, Investor Services





                                                      [GRAPHIC OF EAGLE OMITTED]

          3158 Redhill Avenue, Suite 120 o Costa Mesa, CA 92626-3416
                    o Phone 714/662-5565 o Fax 714/662-4412